2010 Main Street Suite 500 Irvine, CA 92614-7269 +1 949 442 6000 Main +1 949 442 6010 Fax www.dechert.com
Robert A. Robertson robert.robertson@dechert.com +1 949 442 6037 Direct +1 949 681 8651 Fax

June 30, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:

Two Roads Shared Trust (the “Trust” or “Registrant”)

(File Nos. 333-182417 and 811-22718)

Ladies and Gentlemen:

On behalf of the Trust, enclosed for filing via the EDGAR system pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), is Post-Effective Amendment No. 33 (“PEA 33”) to the Registrant’s Registration Statement on Form N-1A (“Registration Statement”) under the 1933 Act and Amendment No. 36 to the Registration Statement under the Investment Company Act of 1940.  PEA 33 is being filed to make changes to the Trust’s West Shore Real Return Income Fund Prospectus and Statement of Additional Information.

No fee is required in connection with this filing.  Should you have any questions regarding this filing, please contact the undersigned at 949.442.6037.

Sincerely,

/s/ Robert A. Robertson

Robert A. Robertson